December 7, 2023

VIA EDGAR SUBMISSION

Ms. Jenny O’Shanick

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Eos Energy Enterprises, Inc.
Registration Statement on Form S-3
File No. 333-263298 Request for Acceleration

Dear Ms. O’Shanick:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eos Energy Enterprises, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-263298), so that it may become effective at 4:00 p.m., Eastern time, on December 11, 2023, or as soon as practicable thereafter.

Very truly yours,

Eos Energy Enterprises, Inc.

By:	/s/ Nathan Kroeker
Nathan Kroeker,
Chief Financial Officer